Exhibit 99.11
FORM OF REPLACEMENT RIGHT

Michael D. Hays shall have the right to remove the Manager at any time for any reason or no reason at all and to appoint any person (other than Michael D. Hays or any person related or subordinate to Michael D. Hays (within the meaning of Code section 672(c)) to serve as Successor Manager in place of the removed Manager.